P.O. Box 2600
Valley Forge, PA 19482-2600
610-669-1538
Judy_L_Gaines@vanguard.com

January 7, 2010

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission	via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE: Vanguard Horizon Funds

Dear Mr. Sandoe,

The following responds to your comments of January 4, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-
Effective Amendment No. 37 that was filed on November 17, 2009 pursuant to Rule 485(a).

Comment 1: Prospectus for each Fund—Incorporation of Previously Provided Comments
Comment:	Please address all applicable comments previously provided to Vanguard in connection with my review of the Vanguard Money Market Reserves and
Vanguard Admiral Funds registrants, and subsequently in connection with my review of the Vanguard World Funds.

Response:	We will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Money Market Reserves, Vanguard Admiral Funds, and
Vanguard World Funds registrants. These updates will bring the summary section in conformity with the disclosure requirements.

Comment 2: Prospectus for each Fund—Tax Information
Comment:	Please insert a sentence stating that for shares held in a tax-deferred account, investors will be taxed when money is distributed from the account.

Response:	We do not believe this statement is accurate in all circumstances (e.g., Roth IRA accounts, 401(k) accounts), and therefore, will not add the statement to our Tax
Information section. We do disclose that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Christian Sandoe, Esq.
January 7, 2010

Comment 3:	Prospectus—Strategic Equity Fund, Primary Investment Strategies
Comment:	Indicate whether the Fund will invest at least 80% of its assets in stocks.

Response:	We will revise the section to include the Fund’s policy of investing at least 80%
of its assets in stocks.

Comment 4:	Prospectus—Strategic Equity Fund, Primary Investment Strategies
Comment:	Disclose the Fund’s market-capitalization range.

Response:	We disclose the Fund’s median market capitalization in our Item 9 disclosure, but we do not plan to include the market capitalization range in the Primary
Investment Strategies section. We think investors are ill served by such disclosure for the following reasons:
(1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.
(2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
(3) A fund’s overall market capitalization range can be very broad and not indicative of where the fund’s overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
(4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 5:	Prospectus—Strategic Equity Fund, Primary Risks
Comment:	In the “investment style risk” disclosure, please explain why small- and mid-cap stocks are more volatile than large-cap stocks.

Response:	We will add an explanatory sentence in response to the comment.

Comment 6:	Prospectus—Capital Opportunity Fund, Primary Investment Strategies
Comment:	Please describe the Fund’s market capitalization strategy.

Response:	We will revise the Primary Investment Strategy to state that the Fund invests across the capitalization spectrum.

Comment 7:	Prospectus—Capital Opportunity Fund, Primary Investment Strategies
Comment:	In the “investment style risk” disclosure, please explain why small- and mid-cap stocks are more volatile than large-cap stocks.

Christian Sandoe, Esq.
January 7, 2010

Response:	We will add an explanatory sentence in response to the comment.

Comment 8:	Prospectus—Capital Opportunity Fund, Investment Advisors
Comment:	Please include the Portfolio Manager disclosure in this section.

Response:	We will include the Portfolio Manager disclosure in this section.

Comment 9:	Prospectus—Global Equity Fund, Primary Investment Strategies
Comment:	Indicate whether the Fund will invest at least 80% of its assets in stocks.

Response:	We will revise the section to include the Fund’s policy of investing at least 80%
of its assets in stocks.

Comment 10: Prospectus— Global Equity Fund, Primary Investment Strategies
Comment:	Please describe the Fund’s global investment strategy.

Response:	In a 1991 SEC Generic Comment letter, the staff suggested that a global fund should have a policy requiring investment in at least three different countries.
Our stated policy of investing primarily in “U.S. and foreign stocks” representing
“a mix of developed and emerging markets” stocks is consistent with this position, and indicates that the Fund will invest in both U.S. and non-U.S. stocks across multiple markets. Accordingly, we are comfortable with the Fund’s disclosed global investing strategy.

Comment 11: Global Equity Fund, Primary Investment Strategies
Comment:	Please describe the Fund’s market capitalization strategy.

Response:	We will revise the Primary Investment Strategy to disclose that the fund invests across the capitalization spectrum.

Comment 12: Prospectus—Global Equity Fund, Primary Investment Strategies
Comment:	In the “investment style risk” disclosure, please explain why small- and mid-cap stocks are more volatile than large-cap stocks.

Response:	We will add an explanatory sentence in response to the comment.

Comment 13: Prospectus—Strategic Small-Cap Equity Fund, Primary Investment
Strategies
Comment:	Indicate whether the Fund will invest at least 80% of its assets in small-cap stocks.

Response:	We will revise the section to include the Fund’s policy of investing at least 80%
of its assets in small-cap stocks.

Christian Sandoe, Esq.
January 7, 2010

Comment 14: Prospectus—Strategic Small-Cap Equity Fund, Primary Investment
Strategies
Comment:	Disclose the Fund’s market-capitalization range.

Response:	We disclose the Fund’s median market capitalization in our Item 9 disclosure, but we do not plan to include the market capitalization range in the Primary
Investment Strategies section. We think investors are ill served by such disclosure for the following reasons:
(1) Market capitalization ranges are subjective over different time periods and among different investment advisors and funds. Defining a particular market capitalization as a specific dollar range could confuse investors because the dollar ranges are so varied over time and among advisors and funds.
(2) Ranges change continually because of fluctuations in stock market valuations. Therefore, disclosure of one range in a prospectus could be misleading when the stock market fluctuates.
(3) A fund’s overall market capitalization range can be very broad and not indicative of where the fund’s overall market capitalization focus is. The median market capitalization is a more useful piece of information for investors concerned with market capitalization.
(4) Form N-1A does not require funds to disclose specific market capitalization dollar ranges.

Comment 15: Prospectus—Strategic Small-Cap Equity Fund, Primary Risks
Comment:	In the “investment style risk” disclosure, please explain why small-cap stocks are more volatile than large-cap stocks.

Response:	We will add an explanatory sentence in response to the comment.

Comment 16: Prospectus—Strategic Small-Cap Equity Fund, Annual Total Returns
Comment:	In the average annual total returns table, please include the Fund’s “since inception date” in the column heading rather than in a footnote.

Response:	Vanguard has recently made numerous systems enhancements to better enable us to address the requirements of the new summary prospectus rules. As a result of these systems enhancements, we are unable to easily edit the content of average annual total returns tables. As such, we are unable to make this change at this time. We are working on a systems update that will automate this edit so any fund with less than 5 or 10 years history, as appropriate, will include the since-
inception date in the related column heading rather than in a footnote.

Christian Sandoe, Esq.
January 7, 2010

Comment 17: Tandy Requirements

As required by the SEC, each Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,

Judith L. Gaines
Associate Counsel